90 Park Avenue

New York, NY 10016

212-210-9400 | Fax: 212-210-9444

Matthew W. Mamak	Direct Dial: 212-210-1256	Email: matthew.mamak@alston.com

May 2, 2018

Ms. Suzanne Hayes Assistant Director Office of Health Care and Insurance Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Mail Stop 3561 Washington, D.C. 20549
Re:	Avenue Therapeutics, Inc. Registration Statement on Form S-3 Filed April 13, 2018 File No. 333-224276

Dear Ms. Hayes:

At the request and on behalf of our client, Avenue Therapeutics, Inc., a Delaware corporation (the “Company”), we hereby submit the following responses to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) received by letter dated April 18, 2018, relating to the Company’s registration statement on Form S-3 filed on April 13, 2018. The responses set forth on the next page of this letter have been prepared by the Company with our assistance.

Alston & Bird LLP	www.alston.com

Atlanta | Beijing | Brussels | Charlotte | Dallas | Los Angeles | New York | Raleigh | San Francisco | Silicon Valley | Washington, D.C.

May 2, 2018

Registration Statement on Form S-3 filed April 13, 2018

Incorporation of Certain Documents by Reference, page 16

Comment:

1	We note that your registration statement incorporates by reference your Form 10-K for the fiscal year ended December 31, 2017, which in turn incorporates by reference Part III information from a proxy statement that you have not yet filed. Please be advised that we cannot accelerate the effective date of your registration statement until you have amended your Form 10-K to include Part III information or filed the definitive proxy statement. For guidance, please refer to Compliance and Disclosure Interpretations, Securities Act Forms and Questions 123.01.

Response:

We filed our definitive proxy statement on April 30, 2018.

Comment:

2	Please revise your disclosure to incorporate by reference your current reports on Form 8-K filed January 2, 2018 and March 1, 2018. Refer to Item 12(a)(2) of Form S-3.

Response:

We have revised our disclosure in response to this comment.

May 2, 2018

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at the telephone number above.

Sincerely,

/s/ Matthew W. Mamak

Matthew W. Mamak